SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Conmed Healthcare Management, Inc.

(Name of Subject Company)

Conmed Healthcare Management, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $.0001 par value

(Title of Class of Securities)

20741M03

(CUSIP Number of Class of Securities)

Richard W. Turner
Chief Executive Officer
Conmed Healthcare Management, Inc.
7250 Parkway Dr., Suite 400
Hanover, Maryland 21076
(410) 567-5520

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of
the Person(s) Filing Statement)

With copies to:

James A. Grayer, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 7250 Parkway Drive, Suite 400, Hanover, Maryland 21076. The Company’s telephone number at such address is (410) 567-5520.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $.0001 per share (the “Shares”). As of July 25, 2012, (i) 14,001,463 Shares were issued and outstanding and (ii) 2,752,803 Shares were subject to outstanding stock options.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The Company is the filing person. The name, business address and business telephone number of the Company are set forth in Item 1 above and are incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Hanover Merger Sub, Inc., a Delaware corporation(“Purchaser”) and wholly-owned subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company(“Parent”), to purchase all of the outstanding Shares at a purchase price of $3.95 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, dated July 30, 2012 (as amended or supplemented from time to time and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, that following the closing of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”), with the Company surviving as a wholly-owned direct subsidiary of Parent (the “Surviving Corporation”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (including as a result of the Top-Up Option (as defined below in “Item 8. Additional Information —  Top-Up Option”) by Purchaser) and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. Each executive officer, director and certain stockholders, who collectively hold approximately 19.3% of the outstanding Shares have entered into separate Tender and Voting Agreements (the “Tender and Voting Agreements”) pursuant to which they have agreed to tender their Shares in the Offer and vote in favor of the Merger.

The Offer will expire at 5:00 p.m. (New York City time), on August 27, 2012, unless extended by Purchaser (the date on which the Offer expires, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the office address of Parent and Purchaser is Correct Care Solutions, 1283 Murfreesboro Rd, Suite 500, Nashville, TN 37217, and the telephone number is (800) 592-2974.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (a) the Company or any of its affiliates, on the one hand, and (b)(i) any of the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have financial interests and inducements related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. These interests may create potential conflicts of interest. The Company’s board of directors (the “Board”) and M&A Committee (as defined below) were aware of those interests and considered them, among other matters, in reaching their decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.”

For further information with respect to the arrangements between the Company and its executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation,” which is hereby incorporated into this Item 3 by reference.

Consideration of Shares Tendered Pursuant to the Offer

The Company’s directors and executive officers who tender their Shares for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and subject to the conditions as the other Company stockholders who tender Shares. As discussed below in “Item 4. The Solicitation or Recommendation — Intent to Tender” hereof, certain directors and executive officers have agreed to tender their Shares, and, to the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender all of their Shares for purchase pursuant to the Offer and, if necessary, vote such Shares in favor of the Merger.

As of July 25, 2012, the executive officers and directors of the Company and their respective affiliates beneficially owned, in the aggregate, 1,698,627 Shares (excluding Shares issuable upon exercise of outstanding options). If the directors, executive officers and their affiliates were to tender all 1,698,627 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors, executive officers and their affiliates would receive an aggregate of approximately $6,709,576.65 in cash, without interest and less any applicable withholding taxes.

The table below sets forth, as of July 25, 2012, the approximate cash consideration that each of the directors and executive officers of the Company would be entitled to receive in respect of his outstanding Shares if such individual were to tender all of his outstanding Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Cash Consideration for Shares
John Pappajohn	1,549,508	$6,120,556.60
Stephen B. Goldberg	79,119	312,520.05
Edward B. Berger	25,000	98,750.00
Richard W. Turner	10,000	39,500.00
John W. Colloton	10,000	39,500.00
Charles Crocker	10,000	39,500.00
Jeffrey W. Runge	10,000	39,500.00
Thomas W. Fry	5,000	19,750.00

Effect of the Merger on Options

The Merger Agreement provides that each outstanding option to purchase Shares under any employee stock option or compensation plan or arrangement of the Company that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested (an “Option”) shall become fully vested and exercisable immediately prior to, and then shall be canceled at, the Effective Time, and the holder thereof shall be entitled to receive from the Surviving Corporation an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share of such Option and (ii) the total number of Shares subject to such Option immediately prior to the Effective Time, subject to any applicable withholding taxes.

The following table sets forth, as of July 25, 2012, based upon an Offer Price of $3.95, the approximate cash consideration that each of the Company’s directors and executive officers would be entitled to receive in exchange for cancellation of his Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested options prior to the Effective Time).

Name of Officer or Director	Number of Shares Underlying Options (#)	Option Exercise Price ($)	Aggregate Proceeds ($)	Total ($)
Richard W. Turner	1,000,000	2.01	1,940,000	2,232,500
	225,000	2.65	292,500
Stephen B. Goldberg	50,000	2.30	82,500	177,750
	25,000	3.42	13,250
	90,000	3.40	49,500
	25,000	2.65	32,500
Thomas W. Fry	118,000	2.01	228,920	308,620
	5,000	2.40	7,750
	5,000	2.35	8,000
	10,000	3.19	7,600
	12,000	3.40	6,600
	25,000	3.26	17,250
	25,000	2.65	32,500
John Pappajohn	40,000	2.55	56,000	56,000
Edward B. Berger	40,000	3.30	26,000	26,000
John W. Colloton	40,000	3.10	34,000	34,000
Charles Crocker	40,000	3.40	22,000	22,000
Jeffrey W. Runge	40,000	3.27	27,200	27,200

Existing Employment Agreements

Employment Agreement with Richard W. Turner

The Company has an employment agreement (the “Turner Agreement”) with Richard W. Turner, dated January 11, 2012. Under the terms of the Turner Agreement, if the Turner Agreement is terminated without “cause” (as defined in the Turner Agreement) or if Dr. Turner terminates his employment for “good reason” (as defined in the Turner Agreement), the Company shall pay Dr. Turner (i) any base salary owed, and all bonuses earned, and unpaid through the date of termination; (ii) for any performance bonus plan then in effect on a pro rata basis for that period of time during the fiscal year in which the termination occurs; (iii) reimbursement of unpaid expenses and continuation of medical, dental, disability and life insurance benefits for a period of six months following termination; and (iv) monthly (or biweekly at the Company’s discretion) amounts equal to the then applicable base salary, excluding bonus, for a period of six months after termination. Upon the consummation of a transaction constituting a “change of control” (as defined in the Turner Agreement) of the Company, the Company will pay Dr. Turner (i) any base salary owed, and all bonuses earned, and unpaid through the date of termination; (ii) for any performance bonus plan then in effect on a pro rata basis for that period of time during the fiscal year in which the termination occurs; (iii) reimbursement of unpaid expenses and continuation of medical, dental, disability and life insurance benefits for a period of six months following termination; (iv) immediate vesting of all unvested stock options; and (v) a severance amount, payable in a lump sum, equal to 12 months base compensation, plus an amount equal to the prior year’s bonus.

Under the Turner Agreement, Dr. Turner is subject to covenants not to compete and not to solicit customers or employees of the Company for one year following the termination of his employment.

Employment Agreement with Stephen B. Goldberg

The Company has an employment agreement (the “Goldberg Agreement”) with Stephen B. Goldberg, dated November 4, 2008, as amended November 16, 2010. Under the Goldberg Agreement, upon termination of Dr. Goldberg’s employment for any reason he will be paid all base salary owed and unpaid through the date of termination. In addition, upon his termination for any reason other than for “cause” (as defined in the Goldberg Agreement), the Company shall for a period of six months after termination provide monthly or biweekly severance amounts equal to his then applicable base salary. Upon a termination of Dr. Goldberg’s employment due to death, by the Company without cause, or by Dr. Goldberg for good reason, Dr. Goldberg will also be paid, on a pro rata basis, any bonus compensation then due, owing and unpaid up and until the date of termination.

Under the Goldberg Agreement, Dr. Goldberg is subject to covenants not to compete and not to solicit customers or employees of the Company for three years following the termination of his employment.

Employment Agreement with Thomas W. Fry

The Company has an employment agreement (the “Fry Agreement”) with Thomas W. Fry, dated January 11, 2012. If the Fry Agreement is terminated without “cause” (as defined in the Fry Agreement), the Company shall pay Mr. Fry (i) any base salary owed, and all bonuses earned, and unpaid through the date of termination; (ii) for any performance bonus plan then in effect on a pro rata basis for that period of time during the fiscal year in which the termination occurs; (iii) reimbursement of unpaid expenses; and (iv) monthly (or biweekly at the Company’s discretion) amounts equal to the then applicable base salary, excluding bonus, for a period of six months after termination. Upon the consummation of a transaction constituting a “change of control” (as defined in the Fry Agreement) of the Company in the event of Mr. Fry’s termination of employment for any reason following such transaction, the Company will pay Mr. Fry (i) any base salary owed, and all bonuses earned, and unpaid through the date of termination; (ii) for any performance bonus plan then in effect on a pro rata basis for that period of time during the fiscal year in which the termination occurs; (iii) reimbursement of unpaid expenses; (iv) immediate vesting of all unvested stock options; and (v) a severance amount, payable in a lump sum, equal to 12 months base compensation, plus an amount equal to the prior year’s bonus.

Under the Fry Agreement, Mr. Fry is subject to covenants not to compete and not to solicit customers or employees of the Company for two years following the termination of his employment.

New Employment Agreements

New Employment Agreement with Richard W. Turner

On July 16, 2012, the Company entered into an employment agreement (the “New Turner Agreement”) with Dr. Turner, effective upon the closing and consummation of the transactions contemplated in the Merger Agreement (the “Closing” and the date of the Closing, the “Closing Date”). The New Turner Agreement amends and restates the Turner Agreement.

Under the terms of the New Turner Agreement, the Company will employ Dr. Turner as the Company’s Chief Executive Officer for a six-month period commencing on the Closing Date. Dr. Turner will receive a base salary at the rate of $29,166.67 per month. Dr. Turner is also eligible for a performance bonus to be determined by the Board with a target bonus amount of $17,500 for each full month of employment between the Closing Date and Dr. Turner’s termination. 50% of such performance bonus will be based on the Company’s retention of 100% of the customers of the Company and associated revenue as of the date of the Closing, as determined by the Board, and 50% will be based on Dr. Turner’s completion of visits to all customers of the Company, as reasonably requested by the Board. Dr. Turner is also entitled to participate in all employee benefit plans from time to time in effect for employees of the Company generally, except to extent such plans are duplicative of benefits otherwise provided to Dr. Turner under the New Turner Agreement. The Company has agreed to pay the expenses and taxes related to Dr. Turner’s renting of an apartment located near the Company’s headquarters. The New Turner Agreement does not limit the “change of control” payment to be made to Dr. Turner in connection with the Turner Agreement.

In the event of termination of Dr. Turner’s employment, the Company will pay Dr. Turner (i) any base salary earned but not paid through the date of termination and (ii) any amounts owing for reimbursement of expenses properly incurred by Dr. Turner prior to the date of termination and which are reimbursable in accordance with the New Turner Agreement. In the event of a termination of employment by the Company, if such termination is not for misconduct or otherwise for cause, the Company will give Dr. Turner 30 days’ written notice of the termination or a payment of 30 days’ base salary (as in effect on the date of such termination) in lieu of such notice.

Dr. Turner is subject to covenants not to compete and not to solicit customers or employees of the Company for the period beginning on the Closing Date and ending 24 months immediately following termination of Dr. Turner’s employment for any reason with the Company.

New Employment Agreement with Stephen B. Goldberg

On July 16, 2012, the Company entered into an employment agreement (the “New Goldberg Agreement”) with Stephen B. Goldberg, effective upon the Closing. The New Goldberg Agreement amends and restates the Goldberg Agreement.

Under the terms of the New Goldberg Agreement, the Company will employ Dr. Goldberg as the Company’s Chief Operating Officer for a three-year period commencing on the Closing Date, with successive one-year renewals thereafter. Dr. Goldberg will receive an annual salary of $408,000. Dr. Goldberg is also eligible for a performance bonus award to be determined by the Board with a target bonus amount of $102,102.60 for the fiscal year 2012, which bonus will be prorated to reflect nine months, and a target bonus amount of 20% of Dr. Goldberg’s base salary for each fiscal year thereafter. Dr. Goldberg will also receive an annual bonus of 10% of his then current base salary if 100% of the customers of the Company (excluding any customer for whom the Company has elected not to renew their contract) and associated revenue as of the date of the Closing are retained as of January 1 of the subject year. Dr. Goldberg is entitled to participate in all employee benefit plans from time to time in effect for employees of the Company generally, except to extent such plans are duplicative of benefits otherwise provided to Dr. Goldberg under the New Goldberg Agreement.

If the New Goldberg Agreement is terminated without “cause” (as defined in the New Goldberg Agreement), Dr. Goldberg terminates his employment for “good reason” (as defined in the New Goldberg Agreement), or the Company provides written notice of its election not to renew the term of the New Goldberg Agreement, Dr. Goldberg will be entitled to (i) any base salary owed, and all bonuses earned, and unpaid through the date of termination; (ii) a cash payment equal to his then current base salary; and (iii) prorated bonus compensation for the year in which such termination occurred.

Dr. Goldberg is subject to covenants not to compete and not to solicit customers or employees of the Company for the period beginning on the Closing Date and ending 24 months immediately following termination of Dr. Goldberg’s employment for any reason with the Company.

New Employment Agreement with Larry Doll

On July 16, 2012, the Company entered into an employment agreement (the “New Doll Agreement”) with Larry Doll, effective upon the Closing. The New Doll Agreement amends and restates the Employment Letter, dated January 24, 2007, between the Company and Mr. Doll.

Under the terms of the New Doll Agreement, the Company will employ Mr. Doll as the Company’s Senior Vice President, Strategic Development, for a three-year period commencing on the Closing Date, with successive one-year renewals thereafter. Mr. Doll will receive an annual salary of $167,500. Mr. Doll is also eligible for a performance bonus award to be determined by the Board with a target bonus amount of $48,043 for the fiscal year 2012, which bonus will be prorated to reflect nine months, and a target bonus amount of 20% of Mr. Doll’s base salary for each fiscal year thereafter. Mr. Doll will also receive an annual bonus of

$7,500 if 100% of the customers of the Company (other than Alexandria, Virginia and any customer for whom the Company has elected not to renew their contract) and associated revenue as of the date of the Closing are retained as of January 1 of the subject year. Mr. Doll is entitled to participate in all employee benefit plans from time to time in effect for employees of the Company generally, except to extent such plans are duplicative of benefits otherwise provided to Mr. Doll under the New Doll Agreement.

If the New Doll Agreement is terminated without “cause” (as defined in the New Doll Agreement), Mr. Doll terminates his employment for “good reason” (as defined in the New Doll Agreement), or the Company provides written notice of its election not to renew the term of the New Doll Agreement, Mr. Doll will be entitled to (i) any base salary owed, and all bonuses earned, and unpaid through the date of termination; (ii) a cash payment equal to his then current base salary; and (iii) prorated bonus compensation for the year in which such termination occurred.

Mr. Doll is subject to covenants not to compete and not to solicit customers or employees of the Company for the period beginning on the Closing Date and ending 24 months immediately following termination of Mr. Doll’s employment for any reason with the Company.

Rule 14d-10(d) Matters

The Compensation Committee of the Board (composed solely of non-employee directors that are “independent directors” in accordance with the requirements of Rule 14d-10(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the instructions thereto) approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each agreement, arrangement or understanding entered into by the Company or a subsidiary of the Company on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act.

Section 16 Matters

The Board approved resolutions that provide that any disposition of Shares (including Options to purchase Shares) pursuant to the Merger Agreement by any officer or director of the Company, will be exempt from Section 16(b) under the Exchange Act pursuant to Rule 16b-3 thereunder.

Indemnification; Directors’ and Officers’ Insurance

Section 102(b)(7) of the DGCL permits a corporation to eliminate or limit the personal liability of a director of a corporation by providing in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages or breach of fiduciary duty as a director, except liability for any of the following: (i) breach of a director’s duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (iii) illegal payments of dividends or stock redemptions or repurchases, or (iv) for any transaction from which the director derives an improper personal benefit. As permitted by the statute, the Company has adopted provisions in the Company’s certificate of incorporation which eliminate to the fullest extent permissible under Delaware law the personal liability of the Company’s directors to the Company and the Company’s stockholders for monetary damages for breach of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines, settlements, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145(b) of the DGCL provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against expenses actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that an appropriate court shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Expenses incurred by an officer or director of a corporation in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

The Company’s certificate of incorporation provides that the Company shall indemnify (to the full extent permitted by the DGCL) all persons whom it may indemnify pursuant to the DGCL. The certificate of incorporation also provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by the certificate of incorporation.

The Merger Agreement provides for certain indemnification rights in favor of the Company’s and its subsidiaries’ current and former directors and officers. Specifically, the parties have agreed that from the Effective Time through the seventh anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless, and provide advancement of expenses (provided the person to whom expenses are advanced undertakes to repay such advances to the extent required by applicable law) to, the current and former officers and directors of the Company and its subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by applicable law.

Parent and the Company further agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) existing in favor of the current or former directors or officers of the Company and its subsidiaries shall be assumed by the Surviving Corporation in the Merger at the Effective Time. Further, Parent and the Company agreed that the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s certificate of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

The Merger Agreement also provides for certain insurance rights in favor of the Company’s and its subsidiaries’ current and former directors and officers. Specifically, the Company shall obtain the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least seven years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated hereby). Pursuant to the Merger Agreement, the Company is obligated to give Parent a reasonable opportunity to participate in the selection of such tail policy and give reasonable and good faith consideration to any comments made by Parent with respect thereto. Further, the Company agreed that that in no event shall it pay (or agree to pay) in excess of $175,000 for any such D&O Insurance policy. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least seven years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement, or the Surviving Corporation shall purchase comparable D&O Insurance for such seven year period. However, the Merger Agreement provides that in no event shall Parent or the Surviving Corporation be required to expend for such “tail” policies an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year. If the aggregate premiums of such “tail” insurance coverage exceed such amount, the Surviving Corporation is obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

If Parent or the Surviving Corporation or any of their respective successors or assigns shall consolidate or merge into any other entity in which it is not the surviving entity or transfer all or substantially all of its properties and assets, then such successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations summarized in this section “Indemnification; Directors’ and Officers’ Insurance.”

The persons covered by the provisions of the Merger Agreement described in this section are intended third-party beneficiaries with respect to such provisions.

Continuing Employees

Pursuant to the Merger Agreement, Parent has agreed that, following the Effective Time, Parent will give each employee of the Company or any of its subsidiaries as of the Effective Time who continues employment with the Surviving Corporation or any of its affiliates (each, a “Continuing Employee” and, collectively, the “Continuing Employees”), full credit for prior service with the Company or its subsidiaries for purposes of (i) eligibility and vesting under any Parent employee plan, (ii) determination of benefit levels under any Parent employee plan or policy relating to vacation or severance and (iii) determination of “retiree” status under any Parent employee plan, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, but except where such credit would result in a duplication of benefits. In addition, Parent has agreed to waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of Parent and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.

In addition, Parent has agreed that during the six-month period following the Effective Time, Parent shall, or Parent shall cause the Surviving Corporation and its subsidiaries to, provide to all Continuing Employees, to the extent they remain employed during such six-month period, compensation and benefits (other than equity-based compensation) that are in the aggregate substantially comparable to the compensation and benefits provided by either the Company and its subsidiaries to the Continuing Employees as in effect immediately prior to the Effective Time or the Parent or its subsidiaries to its similarly situated employees. Nothing in this paragraph or the preceding paragraph shall (i) be treated as the adoption or amendment of, or undertaking to adopt or amend, any benefit plan, (ii) prohibit Parent or any of its subsidiaries, including the Surviving Corporation, from amending, modifying or terminating any employee benefit plan, (iii) obligate Parent, the Company, the Surviving Corporation or any of their respective affiliates to retain the employment of any particular employee or (iv) confer any rights or benefits on any person other than the parties to the Merger Agreement.

Arrangements Between the Company or its Affiliates and Purchaser, Parent or Their Affiliates

Merger Agreement

On July 16, 2012, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Confidentiality Agreement

The Company and Parent entered into a Confidentiality Agreement, dated January 24, 2012 (the “Confidentiality Agreement”), during the course of the negotiations between such parties regarding a potential acquisition of the Company. Under the Confidentiality Agreement, Parent and the Company agreed, subject to certain exceptions, to keep confidential certain non-public information provided by the Company for the purposes of evaluating a possible transaction between Parent and the Company. Parent further agreed, under the terms of a standstill provision, to refrain from buying Shares. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Voting Agreements

Concurrently with the execution of the Merger Agreement, each executive officer and director of the Company, and following the execution of the Merger Agreement, certain stockholders of the Company, entered into a Tender and Voting Agreement with Parent providing that such executive officers, directors and stockholders of the Company have, among other things, agreed to (i) tender the Shares beneficially owned by them (the “Tender and Voting Agreement Shares”) in the Offer and (ii) vote in favor of the Merger and the other transactions contemplated by the Merger Agreement, each on the terms and subject to the conditions set forth in the Tender and Voting Agreements. The number of Shares so committed to be tendered in the aggregate pursuant to the Tender and Voting Agreements equals approximately 19.3% of the outstanding Shares on the date of the Merger Agreement.

Pursuant to the Tender and Voting Agreements, each such stockholder agreed, among other things, to (i) validly tender or cause to be validly tendered in the Offer all of the Tender and Voting Agreement Shares owned such stockholder; (ii) vote the Tender and Voting Agreement Shares in favor of (a) the Merger and the adoption of the Merger Agreement and the terms thereof, each of the other actions contemplated by the Merger Agreement and any action in furtherance of any of the foregoing and (b) any proposal to adjourn or postpone a meeting to later date if there are not sufficient votes for the adoption and approval of the Merger Agreement on the date on which such meeting is held; and (iii) vote the Tender and Voting Agreement Shares against (a) any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement, (b) any Company Acquisition Proposal (as defined in the Merger Agreement), (c) any change in the present capitalization of the Company or any amendment of the Company’s certificate of incorporation or by-laws and (d) any merger, acquisition, sale, consolidation, reorganization, recapitalization, dividend or liquidation of the Company or any of its subsidiaries or similar transaction.

Under the Tender and Voting Agreements, each such stockholder also granted to Parent an irrevocable proxy with respect to the Tender and Voting Agreement Shares. The irrevocable proxy allows Parent to vote the Tender and Voting Agreement Shares in the manner set forth above. The proxy granted to Parent will be revoked automatically upon termination of the Tender and Voting Agreement. The Tender and Voting Agreements will terminate automatically upon the earlier of (i) the date upon which the Merger Agreement is terminated in accordance with its terms and (ii) the Effective Time.

In addition, each such stockholder has agreed not to cause or permit, subject to certain exceptions, (i) the sale, pledge, encumbrance, grant of an option with respect to, transfer or disposition of any Tender and Voting Agreement Shares or any interest therein or the entrance into an agreement or commitment contemplating the foregoing, (ii) the deposit of any Tender and Voting Agreement Shares into a voting trust, the grant of any proxies or the entrance into any voting agreement or similar agreement with respect to the Tender and Voting Agreement Shares or (iii) the grant of dispositive power to any person other than such stockholder with respect to the Tender and Voting Agreement Shares.

Under the Tender and Voting Agreements, each such stockholder also has agreed not to (i) solicit, initiate, or take any action to knowingly facilitate or encourage discussions concerning alternative proposals for the acquisition of the Company, (ii) participate in discussions or negotiations or provide information relating the Company with respect to an alternative proposal for the acquisition of the Company or (iii) enter into any agreement relating to an alternative proposal for the acquisition of the Company, subject to certain exceptions.

This summary of the Tender and Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Tender and Voting Agreement, which is attached hereto as Exhibit (e)(2) and is incorporated by reference in its entirety into this Item 3.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board

At a meeting held on July 14, 2012, the Board, among other things, unanimously:

•	determined that the terms of the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby are fair to and in the best interests of the Company’s stockholders;
•	approved and declared advisable the Merger and the Offer and the other transactions contemplated by the Merger Agreement;
•	authorized and adopted the Merger Agreement;
•	authorized the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;
•	recommended that the stockholders accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger; and
•	authorized and approved the Top-Up Option (as defined below) and the issuance of the Top-Up Option Shares (as defined below) thereunder.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if approval of the stockholders is required, adopt the Merger Agreement and approve the Merger.

Background and Reasons for the Recommendation

Background of the Offer

As part of its ongoing evaluation of the Company’s business and plans, the Board periodically considers a variety of strategic transactions designed to enhance stockholder value.

On July 11, 2011, the Company entered into a merger agreement with Ayelet Investments LLC (“Ayelet”) and Ayelet Merger Subsidiary, Inc. (“Ayelet Merger Sub”), pursuant to which Ayelet Merger Sub would have been merged with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of Ayelet. On November 16, 2011, the merger agreement was terminated by Ayelet because Ayelet was unable to obtain financing and, in accordance with the terms of the merger agreement, Ayelet paid the Company a break-up fee.

After the 2011 merger transaction was not consummated, the Board began once again to consider possible strategic transactions to enhance stockholder value. The Board, in seeking strategic alternatives, instructed the Company to contact Cantor Fitzgerald & Co. Inc. (“CF&CO”) to discuss possibly engaging

CF&CO as the Company’s financial advisor. In making its decision to contact CF&CO, the Board considered CF&CO’s qualifications, reputation and the fact that the team from CF&CO had previously worked with the Company on the 2011 merger transaction.

On November 30, 2011, CF&CO was invited by the Board to present possible alternative strategic transactions for the Company to consider in light of the recently terminated merger transaction. CF&CO presented several potential alternative transactions, including seeking an alternate buyer for the Company, a merger with another company or the possible acquisition of another correctional medical healthcare services company. CF&CO also discussed other types of transactions the Company might undertake in order to enhance stockholder liquidity, such as payment of a special dividend, a share buyback or a follow-on equity transaction and the initiation of a quarterly dividend.

Subsequent to the November 30, 2011 Board meeting, the Company notified CF&CO that it was interested in retaining CF&CO to continue to explore possible strategic transactions. Throughout December and January, the Company worked to educate CF&CO about the Company’s operations, growth prospects and financial characteristics.

On January 13, 2012, with the authorization of the Board, the Company formally engaged CF&CO to assist the Company in considering possible strategic transactions, including, among others, the possible sale of the Company. Between such date and early February 2012, members of the Company’s management team and CF&CO worked together to prepare a Confidential Information Memorandum for dissemination to potential purchasers as well as related materials. CF&CO also worked with the Company to create a list of potential purchasers which list included both private equity entities as well as potential strategic purchasers. Potential strategic purchasers were selected by CF&CO and management based upon a number of factors, including the professional judgment of CF&CO and management, the extent of such potential purchasers’ participation in the correctional and/or healthcare sectors, historical interest in pursuing transactions in the correctional and/or healthcare sectors, and the financial resources of such companies, among other factors. Potential private equity purchasers were selected based upon the professional judgment of CF&CO and management, historical investment activity or interest in the correctional and/or healthcare sectors, published fund sizes, and the level of prior discussions with the Company, among other factors.

With the authorization of the Board, CF&CO began to contact potential buyers in January 2012. CF&CO contacted approximately 80 potential buyers and approximately half of such potential buyers who had interest in learning more about the Company and any potential transaction with the Company executed confidentiality agreements with respect to a possible transaction with the Company. The distribution of Confidential Information Memoranda to parties that had signed confidentiality agreements began on February 7, 2012.

On February 21, 2012, the Company, at the direction of the Board and with input from Kramer Levin Naftalis & Frankel LLP (“Kramer Levin”), outside counsel to the Company, and CF&CO, issued a press release announcing that it had hired CF&CO to explore strategic alternatives.

The potential buyers began their respective diligence reviews. CF&CO addressed, with the guidance of the Company, various diligence requests from the potential purchasers, including Parent.

On February 22, 2012, CF&CO began distribution of a letter to potential buyers who had executed confidentiality agreements that described the process for submission of initial indications of interest. The letter asked interested parties to submit initial indications of interest by March 7, 2012. CF&CO asked that each potential buyer include in their indication of interest their proposed purchase price per share for the Company, the proposed timing for the consummation of the transaction, any material conditions to the transaction, and other information deemed relevant by the potential purchaser of which the Company and CF&CO should be aware.

On February 27, 2012, members of the Company’s management participated in a call with various members of management of Parent and its affiliates. The discussion centered around operational matters related to the Company.

Also on February 27, 2012, members of the Company’s management made a presentation to three other potential purchasers in New York City regarding the Company, its operations and various other matters.

On March 1, 2012, the Board held a meeting at which it authorized a committee made up of Drs. Turner and Runge and Messrs. Crocker and Pappajohn to act on behalf of the full Board in connection with considering a possible transaction (the “M&A Committee”). The Board created the M&A Committee for efficiency purposes and had members with expertise. The M&A Committee was formed as an advisory committee, and not as a traditional special committee, to help facilitate the process of evaluating possible strategic alternatives and provide recommendations and advice to the Board. The M&A Committee was authorized by the Board to take all action it deemed appropriate to authorize a transaction, other than the authorization of the final binding definitive agreement, which was to be authorized by the Board. The Board would remain fully informed regarding the process and status of any transaction.

On March 8, 2012, the Company received initial indications of interest from two potential purchasers interested in continuing the process, one of which was Parent and the other of which was a private equity firm (“Party A”). The initial range of prices given by the two potential purchasers was between $3.65 and $4.05 per share and was subject to, among other things, continued diligence review and negotiation and execution of definitive documentation. The Company also received a proposal from a third bidder for a leveraged recapitalization of the Company.

On March 9, 2012, the M&A Committee met to consider the three proposals. The members of Board were invited by the M&A Committee to attend the meeting in order to keep the Board fully informed of any potential transaction. Representatives of Kramer Levin and CF&CO participated in the discussion. With respect to the three proposals discussed at the meeting, the M&A Committee considered the price to be paid, the structure of the transaction and the likelihood of completion of the transaction. After a review of the two acquisition proposals, the M&A Committee invited each potential purchaser to continue its diligence review and the Company granted such parties more complete access to Company materials through access to an on-line data room. After a discussion, the M&A Committee, with the concurrence of the entire Board, determined that a leverage recapitalization was not in the best interest of the stockholders of the Company and, as such, advised CF&CO to inform the third bidder that the Company was not interested in such a transaction.

From March 9, 2012 through April 23, 2012, the Board was informally and periodically updated by management regarding the status of the sale process.

On March 16, 2012, members of management of the Company held a meeting with members of management of Party A. The meeting included a visit to one of the Company’s customer sites, including meetings with key on-site personnel. Party A also conducted diligence sessions with the Company’s management.

Over the next month and a half, each of the two bidders continued to conduct its diligence review of the Company. On April 5, 2012, members of management of Parent and its affiliates met with management of the Company in New York City. Members of management of the Company made a presentation to members of management of Parent and its affiliates.

Over the next few weeks, each of the potential purchasers submitted various diligence questions to the Company through representatives of CF&CO. CF&CO responded to such requests with the advice and guidance of the Company and Kramer Levin.

On April 12, 2012, CF&CO advised each of the potential acquirors that final bids were due by April 30, 2012.

On each of April 17, April 19, April 23 and April 25, 2012, representatives of Parent and its affiliates participated in telephone conference with representatives of the Company to discuss management, legal, financial and employee diligence matters.

On April 24, 2012, the Board, at its regular scheduled meeting, received an update from CF&CO regarding the sale process.

On April 25, 2012, in a meeting unrelated to the transaction or the Company, representatives of CF&CO met with a private equity firm (“Party B”) which had previously signed a confidentiality agreement with the Company but had not submitted an initial indication of interest. Party B indicated, during such meeting, that it was reconsidering its interest in acquiring the Company. CF&CO, with the approval of certain members of management of the Company, advised Party B of the upcoming deadline but also advised Party B that they would work with Party B to provide it with the information it needed to make a bid.

On April 27, 2012, representatives of management of the Company met with representatives of Party B by conference call to discuss diligence matters.

On April 30, 2012, Dr. Turner and representatives of CF&CO met with representatives of Parent and its affiliates to discuss the status of certain diligence items. The representatives of Parent reiterated their strong interest in acquiring the Company and advised the Company that they would be submitting a final bid.

Also on April 30, 2012, representatives of the Company met with representatives of Party B at the Company’s offices in Hanover, Maryland. During such meeting, representatives of Party B indicated that they would be making a final bid, but needed two extra days to finalize their bid.

On May 1, 2012, representatives of CF&CO and Kramer Levin met with the Board and advised them that they had not received any bids but expected at least two bids within the next 24 – 48 hours. The Board discussed possible alternative strategic transactions if no bids or no acceptable bids were received and then adjourned until bids were either available or CF&CO advised the Board that the potential bidders had decided not to bid.

Later in the day on May 1, 2012, CF&CO received a bid of $3.90 per share from Parent, which price was based on, among other things, the diligence Parent had been able to complete as of such date and an assumed amount of transaction expenses. The offer also set forth, among other things, the possible structures of the transaction as well as the instances when certain termination fees or expenses would be due and payable, and included an exclusivity period. Parent provided a chart of the significant changes it was requesting with respect to the bid purchase agreement that had been previously provided to potential bidders by the Company and indicated that it would require certain of the Company’s stockholders to sign voting agreements supporting the transaction.

On May 1, 2012, Party B also submitted a bid to acquire the Company. Party B submitted a bid for a price of $3.72 per share, but such amount was to be reduced based on transaction expenses. Party B would structure the transaction as a merger and Party B provided a detailed mark-up of the bid purchase agreement that had been previously provided to potential bidders by the Company.

On May 2, 2012, the M&A Committee along with CF&CO and Kramer Levin discussed the two proposals. CF&CO also advised the M&A Committee that Party A had not submitted a bid and that they felt Party A was unlikely to submit a bid. With respect to the two proposals, the M&A Committee considered the per share price, the timing of completion of the transaction, the conditions to completion of the transaction, the likelihood of completing the transaction and the nature of each bidder. The M&A Committee was also advised that, in connection with Parent’s proposal, certain stockholders of the Company would be required to sign voting agreements supporting the transaction. The M&A Committee considered whether signing such agreements would interfere with the likelihood of the transaction being completed and the M&A Committee determined that such agreements would not.

After discussion, the M&A Committee asked CF&CO to request that each bidder submit its best and final offer price, that each bidder advise CF&CO if it would consider a tender offer structure and that each bidder should reconsider the amount and/or treatment of transaction expenses.

On May 2, 2012, CF&CO relayed such information to each of the bidders. Parent indicated its willingness to raise its per share price, use a tender offer structure and to consider an increased amount of transaction expenses. Parent indicated that it would send a revised bid offer letter by May 4, 2012.

On May 4, 2012, Parent submitted a revised bid offer letter indicting an increase in the price to $3.95 per share and an agreement to increase the amount of allowed transaction expenses.

On May 5, 2012, Party B informed CF&CO that it was not in a position to increase the price per share amount contained in its initial bid offer letter.

On May 6, 2012, the Board held a meeting at which CF&CO and Kramer Levin discussed Parent’s bid offer letter. The Board asked that Kramer Levin discuss with Ropes & Gray LLP (“Ropes & Gray”), counsel to Parent, certain aspects of the bid offer letter, including clarifying the transaction structure to ensure a tender offer structure and clarifying certain items around the representations, warranties and termination fees and expenses payable under certain circumstances. In addition, the Board asked that certain language be added regarding the diligence process. The Board discussed its concerns about granting Parent access to client and employee information due to the fact that it was a competitor of the Company and worked with the CF&CO and management of the Company to delineate a process whereby information would be shared with bidders in a way to protect the interests of the Company.

On May 7, 2012, Kramer Levin provided Ropes & Gray with a mark-up of the bid letter. The parties negotiated the provisions thereof, including the length of the exclusivity period, when certain termination fee payments would be due to Parent and when certain termination fee payments would be due to the Company as well as confirming a tender offer structure.

On May 11, 2012, the M&A Committee authorized management to countersign the bid offer letter with such changes as they approved with the advice of counsel.

On May 11, 2012, Parent and the Company executed the offer letter.

From May 11, 2012 through July 14, 2012, Parent and representatives of Parent and its affiliates continued their diligence of the Company, including, among other things, visits and conference calls with certain employees and customers of the Company.

On May 24, 2012, the Board, at a regularly scheduled meeting, received an update from CF&CO regarding Parent’s due diligence process.

On May 29, 2012, Ropes & Gray provided Kramer Levin with a full mark-up of the bid purchase agreement previously provided by the Company in connection with the bid process and on June 4, 2012 Kramer Levin responded to such document.

From June 4, 2012 through July 14, 2012, the parties continued to negotiate the terms and conditions of the transaction documents, including the Merger Agreement and the form of Tender and Voting Agreement to be signed by executive officers, directors and significant stockholders of the Company.

On June 16, 2012, the M&A Committee met and discussed the status of the transaction. Management of the Company updated the M&A Committee on various diligence items including upcoming site visits and meetings with senior management.

On a June 26, 2012 Board call, CF&CO updated the Board on the status of the negotiations with Parent.

On June 28, 2012, Ropes & Gray provided Kramer Levin with initial drafts of the employment agreements with Drs. Turner and Goldberg and Mr. Doll.

On July 10, 2012, representatives of Parent met with Drs. Turner and Goldberg and Mr. Doll and representatives of Ropes & Gray and Kramer Levin to discuss possible employment arrangements to be effective upon the closing of the transaction.

On July 11, 2012, Kramer Levin provided comments to Ropes & Gray on the employment agreements.

During the period of July 11, 2012 to July 15, 2012, Drs. Turner and Goldberg and Mr. Doll negotiated certain employment arrangements to be effective upon the closing of the transaction. In addition, during such period, the Board and the M&A Committee were periodically updated by management of the Company regarding the status of the employment arrangements.

On July 14, 2012, the Board held a meeting to consider the proposed transaction with Parent, at which members of the Company’s management, CF&CO and Kramer Levin were present. Prior to the meeting, the Board received various documents, including the most recent drafts of the Merger Agreement, the Tender and Voting Agreement and CF&CO’s financial analysis of the proposed transaction. At the meeting, representatives of Kramer Levin provided an overview of the terms of the Merger Agreement, including discussions regarding the Offer Price of $3.95 per Share, termination fees and termination expenses payable under certain circumstances equal to $1.716 million and up to $858,000, respectively, the operation of the Top-Up Option under the Merger Agreement, the offer conditions, including, among other conditions, the 90% minimum tender condition, that customer contracts having annualized revenue greater than $4 million are not cancelled or terminated (excluding Alexandria, Virginia) and that the Company maintain a certain amount of cash on hand, and the agreement of the executive officers, directors and certain stockholders of the Company to tender their Shares in the Offer. Representatives of Kramer Levin also provided a review of the Board’s fiduciary duties in the change of control context. Representatives of CF&CO presented its financial analysis of the proposed transaction and rendered its oral opinion, which opinion was subsequently confirmed in writing, that, as of such date, and based on and subject to the assumptions, qualification and limitations set forth in the written opinion, the consideration to be received pursuant to the Merger Agreement, was fair, from a financial point of view, to the holders of Shares (other than Parent, Purchaser, the Company and their respective wholly owned subsidiaries) (see below for a summary of the opinion in “Opinion of the Company’s Financial Advisor”). Throughout the meeting, the Board asked numerous questions of management, CF&CO and Kramer Levin and discussed at length the advantages and risks of the proposed transaction, including those described in “Reasons for the Recommendation” below, and the Board’s fiduciary duties. Following this discussion, the Board unanimously approved the $3.95 per Share price and the other terms of the transaction, determined that the transactions contemplated by the Merger Agreement, including Offer and the Merger are fair and in the best interests of the Company’s stockholders, approved and declared advisable the Merger and the Offer, adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, approved the grant of the Top-Up Option to Purchaser and the issuance of the Top-Up Shares upon exercise thereof, and recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by Delaware law, approve the Merger and adopt the Merger Agreement.

In addition, on July 14, 2012, the Company’s Compensation Committee held a meeting to consider the proposed employment arrangements with Drs. Turner and Goldberg and Mr. Doll to be effective upon the closing of the transaction. The other members of the Board, by invitation of the Compensation Committee, members of the Company’s management, CF&CO and Kramer Levin were present at such meeting. Prior to the meeting, the Compensation Committee received the most recent drafts of the employment agreements. At the meeting, representatives of Kramer Levin provided an overview of the terms of the employment agreements and reviewed the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act. Following this discussion, the Compensation Committee unanimously approved, among other employee benefit matters, the employment agreements and approved each such agreement as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act.

On July 16, 2012, the board of directors of Parent and Purchaser each approved entry into the Merger Agreement by written consent.

The Merger Agreement was executed by Parent, Purchaser and the Company before the opening of the U.S. financial markets on July 16, 2012. Concurrently with the execution of the Merger Agreement, Parent entered a Tender and Voting Agreement with each executive officer and director of the Company and the Company entered into employment agreements with Drs. Turner and Goldberg and Mr. Doll. On July 16, 2012, before the opening of the U.S. financial markets, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $3.95 per Share in cash.

On July 17, 2012, Parent entered into a Tender and Voting Agreement with University of Iowa Foundation.

On July 30, 2012, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for the Recommendation

In evaluating the Offer and the Merger, the Board consulted with the Company’s senior management, legal counsel and financial advisors. In reaching its decision to approve the terms of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommend that the stockholders accept the Offer, tender their Shares pursuant to the Offer, and, if required, adopt the Merger Agreement, the Board considered a number of factors, including the following:

•	Offer Price. The Board considered historical market prices, volatility and trading information with respect to the Shares and the fact that the Offer Price of $3.95 per share represents a 14.5% premium over the closing price of the Shares on July 13, 2012 (the last trading day before the Company’s announcement of the Merger Agreement), a 20.5% and 18.9% premium over the 30-day and 90-day volume-weighted average prices of Shares over these periods, respectively, prior to July 13, 2012, and a 33.4% and 39.2% premium over the 30-day and 60-day volume-weighted average prices of the Shares over these periods, respectively, prior to February 17, 2012 (the last trading day before the Company’s announcement that it was considering strategic alternatives). The Board also noted that the form of consideration is all cash, so that the transaction allows stockholders to immediately realize a fair value, in cash, for their investment and provides stockholders certainty of value for their shares.
•	Operating and Financial Condition; Prospects of the Company. The Board considered information concerning the Company’s business, financial performance and condition, operations, competitive position and strategic objectives. The Board also considered the Company’s future business prospects on a stand-alone basis and the costs of operating as a small, stand-alone public company facing continuing, and sometimes conflicting, pressures from its clients, competitors and financial analysts, including the fact that the Company is the only public company in its market niche, as well as the risks and other factors described in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.
•	Strategic Alternatives. The Board considered the risk that another strategic alternative would not be available to the Company at the valuation offered by Parent if the Company declined to enter into the Merger Agreement. The Board considered its belief that $3.95 per share in cash was more favorable to stockholders than the potential value that stockholders would receive from the other possible alternatives, including remaining an independent company, taking into account the costs, constraints and risks associated with such alternatives.
•	Opinion of Financial Advisor. The Board considered the financial analysis reviewed and discussed with the Board by CF&CO and the oral opinion rendered by CF&CO to the Board (which was subsequently confirmed in writing by delivery of CF&CO’s written opinion dated the same date) to the effect that, as of July 14, 2012, and based upon and subject to the qualifications, limitations and assumptions stated therein, the Offer Price of $3.95 per share in cash to be received by the holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders (other than Parent and its affiliates), as more fully described below under the section entitled “Opinion of the Company’s Financial Advisor.”
•	Market Check. The Board considered the extensive process it conducted over a many month period as described above under the section entitled “Background of the Offer”, with the assistance of CF&CO, to identify and consider strategic alternatives. The Board also considered the low probability that other companies who were not contacted by the Company or CF&CO would have the ability or interest to make a proposal to acquire the Company at a higher price. The Board considered the fact that the Offer Price was greater than the per share price offered in the 2011 merger transaction. Based on the results of that process, the Board believed that the Offer Price obtained was the highest that was reasonably attainable.
•	Tender Offer Structure. The Board considered the fact that the transaction would be structured as a tender offer, which would allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short period of time reducing the period of uncertainty, followed by the Merger in which stockholders will receive the same consideration as received by those stockholders who tender their shares in the Offer. The Board also considered the fact that the Merger could be consummated even more promptly using a “short-form merger” if at least ninety percent (90%) of the outstanding Shares are owned by Parent and its affiliates prior to the Merger.
•	Likelihood of Completion. The Board considered the likelihood that the Offer and the Merger would be consummated, including consideration of Parent’s experience, reputation and financial condition, the fact that the Offer and the Merger are not subject to a financing condition, the fact that the Offer is conditioned upon, among other things, a 90% minimum tender condition, that customer contracts having annualized revenue greater than $4 million are not cancelled or terminated (excluding Alexandria, Virginia) and that the Company maintain a certain amount of cash on hand, and the fact that a transaction with Parent would not likely raise any significant antitrust or regulatory issues.
•	Terms of the Merger Agreement. The Board considered the terms and conditions of the Merger Agreement, including, but not limited to:
•	the Board’s ability to modify and change its recommendation with respect to the Offer and the Merger if it receives another unsolicited acquisition proposal that it determines is a superior proposal or intervening event, subject to compliance with the requirements of the Merger Agreement;
•	the fact that the Company can terminate the Merger Agreement in favor of an unsolicited superior proposal for an alternative transaction, provided that the Company comply with certain requirements, including payment to Parent of a termination fee, which amount the Board believed would not be reasonably likely to inhibit or preclude a superior proposal;
•	Parent’s obligation, upon the request of the Company, to extend the Offer beyond the initial expiration date of the Offer if the conditions to the consummation of the Offer are not satisfied or waived as of the initial expiration date of the Offer or, if applicable, subsequent expiration dates; and
•	the fact that, if the Merger Agreement is terminated under certain circumstances, Parent is obligated to pay to the Company a termination fee of $1.716 million.
•	Appraisal Rights. The Board considered the availability of appraisal rights under the DGCL to stockholders who do not tender their Shares in the Offer, do not vote in favor of the Merger and comply with all of the required procedures under the DGCL, including the fact that such stockholders will have the right to demand appraisal and payment of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Board also considered a number of risks and potentially negative factors in its deliberations concerning the Offer and the Merger, including:

•	the fact that the Merger Agreement precludes the Company from actively soliciting alternative proposals;
•	the fact that, if the Merger Agreement is terminated under certain circumstances, the Company may be obligated to pay to Parent a termination fee of $1.716 million and Parent’s expenses up to $858,000, and that it is possible that these provisions could discourage a competing proposal to acquire the Company or reduce the price in an alternative transaction;
•	the fact that the Offer Price to be received by stockholders who are U.S. persons will be taxable to them for federal income tax purposes;
•	the fact that, if the Merger is not completed, the Company will have incurred significant expenses and its employees will have experienced significant distractions from their work in an attempt to complete the Merger, and, as a result, the Company may experience adverse effects on its operating results, its ability to attract or retain employees and its competitive position in its markets, particularly in light of the prior acquisition transaction involving the Company which was not consummated due to the potential purchaser’s inability to obtain financing;

•	that, under the Merger Agreement, the Company must conduct its business in the ordinary course and it is subject to a variety of other restrictions on the conduct of its business prior to completion of the Merger or termination of the Merger Agreement, which may delay or prevent the Company from undertaking business opportunities that may arise;
•	the fact that, following the Merger, the Company’s current stockholders will no longer participate in any of the Company’s potential future earnings or growth; and
•	the interests that the Company’s directors and executive officers may have in the Offer and the Merger are, or may be, different from, or in addition to, those of stockholders.

This discussion of information and factors considered by the Board is not intended to be an exhaustive list of the factors considered by the Board. In view of the wide variety of factors considered, the Board did not find it practicable to quantify or otherwise assign relative weights or priority to the specific factors considered. Furthermore, different directors may have given different weight or priority to the factors considered. Nevertheless, the Board unanimously concluded that the potential benefits of the Offer and the Merger outweighed the risks and potential negative factors and that, overall, taking all of the relevant factors into account, the Offer and the Merger had greater potential benefits for stockholders than other strategic alternatives currently available to the Company and is advisable and fair to, and in the best interests of, the Company and its stockholders. As a result, the Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Opinion of the Company’s Financial Advisor

On January 13, 2012, the Board retained CF&CO to provide financial advisory services and to issue a fairness opinion in connection with the possible sale of the Company. At the meeting of the Board on July 14, 2012, CF&CO rendered its oral opinion that, as of July 14, 2012 and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the Offer Price to be received by the holders of Shares in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders.

The full text of the written opinion of CF&CO, dated as of July 14, 2012, is attached to this Schedule 14D-9 as Annex I and is incorporated herein by reference in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by CF&CO in rendering its opinion. The Company encourages you to read the entire opinion carefully and in its entirety.

However, neither CF&CO’s written opinion nor the summary of its opinion and the related analyses set forth in this document are intended to be, and do not constitute, advice or a recommendation to any stockholder of the Company as to how such stockholder should act or vote with respect to any matter relating to the Offer or the Merger.

CF&CO’s opinion was directed to the Board and addresses only the fairness from a financial point of view of the Offer Price to be received by the holders of Shares pursuant to the Offer and the Merger as of the date of the opinion. It does not address any other aspects of the Offer or Merger, or address the price or range of prices at which the Shares may trade subsequent to the announcement or consummation of the Offer or the Merger. Further, CF&CO notes that its opinion does not constitute a recommendation to the Board in connection with the Offer and the Merger, nor does the opinion constitute a recommendation to any holders of Shares as to whether to tender any such Shares pursuant to the Offer and/or how to vote in connection with the Merger. CF&CO’s opinion does not address the Company’s underlying business decision to pursue the Offer or Merger, the relative merits of the Offer or Merger as compared to any alternative business or financial strategies that might exist for the Company, the financing of the Offer or Merger or the effects of any other transaction in which the Company might engage. In addition, CF&CO’s opinion does not constitute a solvency opinion or a fair value opinion, and CF&CO has not evaluated the solvency or fair value of the Company under any federal or state laws relating to bankruptcy, insolvency or similar matters. Furthermore, CF&CO does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer or Merger relative to the purchase price to be paid in the Offer or Merger.

The opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of CF&CO.

The summary of the opinion of CF&CO set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, CF&CO, among other things:

1.	reviewed a draft, dated July 13, 2012, of the Merger Agreement, the disclosure schedules thereto, and the Tender and Voting Agreements (the “Transaction Documentation”);
2.	reviewed the Company’s Annual Reports on Form 10-K for the years ended December 31, 2009, 2010 and 2011, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011, September 30, 2011, and March 31, 2012 and its Current Reports on Form 8-K filed since December 31, 2011;
3.	reviewed certain operating and financial information relating to the Company’s business and prospects, including projections for the Company for the five years ending December 31, 2016, all as prepared and provided to CF&CO by the Company’s management;
4.	met with certain members of the Company’s senior management and the Board to discuss the Company’s historical and current business and operations, historical and projected financial results and future prospects;
5.	reviewed the historical prices, trading multiples and trading volume of the Shares;
6.	reviewed certain publicly available financial data, stock market performance data and trading multiples of other publicly-traded companies which CF&CO deemed generally comparable to the Company;
7.	reviewed the terms of certain relevant transactions which CF&CO deemed generally comparable to the Offer and the Merger;
8.	performed discounted cash flow analyses based on the projections for the Company furnished to CF&CO by the Company;
9.	contacted selected parties regarding their interest in pursuing a transaction with the Company;
10.	reviewed and discussed with the management and the Board certain alternatives to the Offer and the Merger;
11.	participated in discussions and negotiations among representatives of the Company and Parent and their respective legal and other advisors with respect to the Offer and the Merger; and
12.	conducted such other studies, analyses, inquiries and investigations and considered such other factors as CF&CO deemed appropriate.

CF&CO relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with CF&CO by the Company or obtained by CF&CO from public sources, including, without limitation, the projections referred to below under “Projected Financial Information,” and CF&CO does not assume responsibility for the accuracy or completeness of any such information. CF&CO also assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements provided to CF&CO. With respect to the projections, CF&CO has relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. CF&CO has not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections, CF&CO expresses no view or opinion as to such projections and the assumptions upon which they are based, and CF&CO has further relied upon the assurances of the senior management of the Company that they are unaware of any facts that would make the information and projections incomplete or misleading. CF&CO has assumed that the Offer and the Merger will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any waivers of any material rights thereunder by any party and any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on the Company or on the expected benefits of the Offer and the Merger in any way material to CF&CO’s analysis. CF&CO has assumed that (i) the executed Transaction Documentation does not differ in any material respect from those reviewed by CF&CO, (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any material adverse effect on the Company, and (iii) the representations and warranties contained in the Merger Agreement made by the parties thereto are true and correct in all respects material to CF&CO’s analysis.

In arriving at its opinion, CF&CO has not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has CF&CO been furnished with any such appraisals. During the course of its engagement, CF&CO was asked by the Board to solicit indications of interest from various third parties regarding a transaction with the Company, and CF&CO has considered the results of such solicitation in rendering its opinion. CF&CO is not legal, regulatory, tax or accounting experts and has relied on the assessments made by the Company and its advisors with respect to such issues. The opinion does not address any legal, tax, regulatory or accounting matters.

Financial Analyses

CF&CO’s opinion and analyses were provided to the Board in connection with its consideration of the proposed Offer and the Merger and CF&CO’s analyses were among many factors considered by the Board in evaluating the proposed Offer and the Merger. Neither CF&CO’s opinion nor its analyses were determinative of the aggregate consideration or of the views of the Board or the Company’s management with respect to the proposed Offer and the Merger.

The following is a summary of the material valuation analyses performed in connection with the preparation of CF&CO’s opinion rendered to the Board on July 14, 2012. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of CF&CO’s analyses.

For purposes of its analyses, CF&CO reviewed a number of financial metrics including:

•	Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) plus the value of its minority interests plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).
•	EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.
•	Price to Earnings Ratio — generally price per share as a multiple of historical and estimated diluted earnings per share.

Unless the context indicates otherwise, enterprise values used in the selected companies analysis described below were calculated using the closing price of the common stock of the selected companies listed below as of July 13, 2012, and the transaction values for the companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the publicly disclosed terms of the transaction and other publicly available information. Estimates of the Company’s Adjusted EBITDA were based on estimates of the Company’s EBITDA provided by the Company’s management, as adjusted for stock-based compensation and non-recurring expenses or income, based on discussions with the Company’s management. Estimates of Adjusted EBITDA for the selected companies listed below for the fiscal years ending December 31, 2012 and December 31, 2013 were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis

CF&CO calculated the multiples of enterprise value to Adjusted EBITDA and price to earnings per share for the selected companies listed below. The calculated multiples included:

•	Enterprise Value as a multiple of last twelve months ended March 31, 2012 (or LTM) Adjusted EBITDA;
•	Enterprise Value as a multiple of calendar year (or CY) 2012E Adjusted EBITDA;
•	Enterprise Value as a multiple of calendar year (or CY) 2013E Adjusted EBITDA;
•	Price per share as a multiple of last twelve months (LTM) earnings per share;
•	Price per share as a multiple of calendar year (or CY) 2012E earnings per share; and
•	Price per share as a multiple of calendar year (or CY) 2013E earnings per share.

The selected companies were selected because they all operate in the healthcare services and/or corrections industries and were deemed to be similar to the Company in one or more respects which included size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. CF&CO identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to us. The selected companies were:

Selected Companies	Enterprise Value/ LTM Adjusted EBITDA	Enterprise Value/ CY2012E Adjusted EBITDA	Enterprise Value/ CY2013E Adjusted EBITDA	Price/ LTM EPS	Price/CY 2012E EPS	Price/CY 2013E EPS
The GEO Group, Inc.	9.5x	9.5x	9.3x	15.4x	14.7x	14.1x
Corrections Corporation of America	9.5x	9.5x	9.1x	19.9x	18.4x	17.6x
Air Methods Corp.	9.4x	8.0x	7.6x	23.1x	16.9x	15.4x
Providence Service Corp.	5.8x	5.7x	5.2x	12.5x	11.4x	9.5x
Addus HomeCare Corporation	5.7x	5.5x	5.1x	NM	NM	NM

NM = not meaningful.

The selected companies analysis indicated the following:

Methodology	Median	Mean
Enterprise Value/LTM Adjusted EBITDA	9.4x	8.0x
Enterprise Value/CY 2012E Adjusted EBITDA	8.0x	7.7x
Enterprise Value/CY 2013E Adjusted EBITDA	7.6x	7.2x
Price/LTM Earnings Per Share	17.7x	17.7x
Price/CY 2012E Earnings Per Share	15.8x	15.4x
Price/CY 2013E Earnings Per Share	14.7x	14.1x

Taking into account the results of the selected companies analysis and applying its professional judgment, CF&CO applied multiples of 8.0x to 9.5x LTM Adjusted EBITDA, 7.0x to 8.0x CY2012E Adjusted EBITDA, 7.0x to 8.0x CY2013E Adjusted EBITDA, 15.0x to 20.0x LTM EPS, 15.0x to 17.0x 2012E EPS and 14.0x to 16.0x 2013E EPS to corresponding financial data for the Company based on financial information and projections provided by the Company’s management. The selected companies analysis indicated an implied reference range of approximately $3.13 to $3.55 per Share as compared to the proposed Offer Price of $3.95 per Share.

Selected Transactions Analysis

CF&CO calculated multiples of enterprise value to Adjusted EBITDA and certain other financial data based on the purchase prices paid in selected publicly-announced transactions that it deemed relevant.

The calculated multiples included:

•	Enterprise Value as a multiple of LTM Adjusted EBITDA; and
•	Enterprise Value as a multiple of estimated Next Twelve Months (NTM) Adjusted EBITDA.

The selected transactions were selected because the target companies all operate in the healthcare services and/or corrections industries and were deemed to be similar to the Company in one or more respects including the size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a transaction involving the acquisition of a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a transaction involving the acquisition of a similarly sized company with less similar lines of business and greater diversification may have been excluded. CF&CO identified a sufficient number of transactions for purposes of its analysis, but may not have included all transactions that might be deemed comparable to the proposed transaction. The selected transactions involving target companies were:

Date Announced	Acquiror	Target	Enterprise Value/LTM Adjusted EBITDA	Enterprise Value/NTM Adjusted EBITDA
06/11/12	Sagard Capital Partners	IntegraMed America	6.0x	5.3x
05/21/12	DaVita	HealthCare Partners	8.4x	NA
06/27/11	Metropolitan Health Networks	Continucare Corp.	8.3x	8.2x
03/28/11	Warburg Pincus LLC	Rural/Metro Corp.	9.8x	8.7x
03/03/11	Valitas Health Services	America Service Group	8.6x	7.8x
02/14/11	Clayton, Dubilier & Rice, Inc.	Emergency Medical Services	9.7x	8.4x
02/08/11	Kindred Healthcare	RehabCare Group, Inc.	7.7x	7.2x
10/05/10	Sverica International	The Center for Wound Healing, Inc.	7.2x	NA
09/6/10	Onex Corporation	Res-Care Inc.	5.7x	5.6x
08/23/10	Kindred Healthcare	Vista Healthcare, LLC	6.7x	NA
06/21/10	Select Medical Holdings Corp.	Regency Hospital Company, LLC	7.6x	NA
05/24/10	Gentiva Health Services, Inc.	Odyssey HealthCare, Inc.	10.2x	9.1x
11/03/09	RehabCare Group, Inc.	Triumph Healthcare	6.2x	NA
08/31/09	The GEO Group	Just Care, Inc.	6.5x	NA

NA = not applicable.

The selected transactions analysis indicated the following:

Enterprise Value as a multiple of:	Median	Mean
LTM Adjusted EBITDA	7.6x	7.8x
NTM Adjusted EBITDA	8.0x	7.5x

Taking into account the results of the selected transactions analysis and applying its professional judgment, CF&CO applied multiples of 7.0x to 8.5x LTM Adjusted EBITDA and 7.0x to 8.0x NTM Adjusted EBITDA to corresponding financial data for the Company based on financial information and projections provided by the Company’s management. The selected transactions analysis indicated an implied reference range of approximately $3.40 to $3.75 per Share as compared to the proposed Offer Price of $3.95 per Share.

Discounted Cash Flow Analysis

CF&CO also calculated the net present value of the Company’s unlevered, after-tax cash flows based on the financial projections (including adjustments thereto) prepared and provided to CF&CO by the Company’s management for fiscal years 2012 through 2016. For additional information concerning the Company’s management’s financial projections of unlevered, after-tax cash flows, see “Projected Financial Information” below.

In performing this analysis, CF&CO used discount rates ranging from 15.0% to 20.0% taking into account, among other things, the Company’s calculated weighted average cost of capital and a range of implied perpetuity growth rates of 2.0% to 4.0% based on discussions with the Company’s management. The Company’s weighted average cost of capital was calculated using the capital asset pricing model, which took into account certain financial metrics and sensitivities thereto, including betas for the Company and selected companies, an assumed risk-free rate of return, historical equity risk premiums, a micro-cap company risk premium, and a target capital structure for the Company, which was based upon the capital structure of the Company and the selected companies. In calculating projected free cash flows, CF&CO used an effective tax rate of approximately 40.0% for the Company based on information provided by the Company’s management.

The discounted cash flow analyses indicated an implied reference range of approximately $3.68 to $5.12 per Share, as compared to the proposed Offer Price of $3.95 per Share.

CF&CO based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. CF&CO did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, CF&CO considered the results of all of its analyses and did not attribute any particular weight to any one analysis or factor. CF&CO arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by CF&CO in connection with its opinion operated collectively to support its determination as to the fairness of the Offer Price to be received by the holders of Shares pursuant to the Offer and the Merger, taken together. The foregoing summary does not purport to be a complete description of the analyses performed by CF&CO in connection with the rendering of its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. The analyses performed by CF&CO, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the selected companies analysis described above are identical to the Company, and none of the precedent transactions used in the selected transactions analyses described above are identical to the Offer and the Merger. Accordingly, an analysis of publicly-traded selected companies and selected transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of the Company and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

CF&CO’s opinion was just one of the many factors taken into consideration by the Board in determining to approve the Offer and the Merger. Consequently, CF&CO’s analysis should not be viewed as determinative of the decision of the Board.

CF&CO has acted as the exclusive financial advisor to the Company in connection with the Offer and the Merger and will receive a fee of approximately $1.2 million for such services pursuant to an engagement letter with the Company, dated January 13, 2012 (the “Engagement Letter”), a substantial portion of which is contingent on successful consummation of the merger. A portion of CF&CO’s compensation is non-contingent and was payable upon delivery of its opinion; however, it may be credited against the contingent portion of the fee payable upon consummation of the merger. CF&CO is also entitled to additional compensation if the merger is not consummated but the Company receives a “break-up” fee or similar payment. In addition to any fees, the Company has agreed to reimburse CF&CO for certain expenses and to indemnify CF&CO against certain liabilities arising out of the engagement. In accordance with the terms of the Engagement Letter, the Company has also given CF&CO the exclusive right to provide certain investment banking and other services to the Company during the term of the Engagement Letter, on customary terms and conditions; other than this engagement, during the two years preceding the date of its opinion, CF&CO has not had any material relationship with any party to the merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

In the ordinary course of business, CF&CO and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by the Company, Parent and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold, directly or indirectly, long or short positions in such securities, bank debt, financial instruments and derivatives. In addition, CF&CO and/or certain of its personnel and affiliates may have passive minority investments in certain investment funds managed directly or indirectly by the Company, Parent and/or their respective affiliates, and in portfolio companies of such funds.

Projected Financial Information

The Company does not, as a matter of course, publicly disclose financial forecasts as to future financial performance, earnings or other results and is especially cautious of making financial forecasts because of the unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction, the Company provided the Board, CF&CO and Parent with certain non-public financial forecasts that were prepared by the Company’s management. The financial projections were prepared in December 2011 and January 2012.

A summary of the financial forecasts has been included below in this Schedule 14D-9. This summary is not being included in this Schedule 14D-9 to influence the decision of any stockholder whether to tender Shares in the Offer, but is being included because these financial forecasts were made available to the Board, CF&CO and Parent. The Company did not provide CF&CO or Parent with any financial projections other than those summarized in this Schedule 14D-9 as initially prepared in December 2011 and January 2012. The inclusion of this information should not be regarded as an indication that the Board or any other person considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such. Management’s internal financial forecasts, upon which the financial forecasts were based, are subjective in many respects. There can be no assurance that these financial forecasts will be realized or that actual results will not be significantly higher or lower than forecasted.

In addition, the financial forecasts were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

These financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the Company’s control. The Company believes the assumptions that its management used as a basis for this projected financial information were reasonable at the time management prepared these financial forecasts, given the information management had at the time. Important factors that may affect actual results and cause these financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described or referenced under “Item 8. Additional Information —  Cautionary Note Regarding Forward-Looking Statements.” In addition, the forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. Accordingly, there can be no assurance that these financial forecasts will be realized or that the Company’s future financial results will not materially vary from these financial forecasts.

No one has made or makes any representation to any stockholder regarding the information included in the financial forecasts set forth below. Readers of this Schedule 14D-9 are cautioned not to rely on the forecasted financial information. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such forecasts were made. The Company has not updated and does not intend to update, or otherwise revise the financial forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which such forecasts were based are shown to be in error. The Company has made no representation to Parent or Purchaser in the Merger Agreement concerning these financial forecasts.

The financial forecasts are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

The following is a summary of the Company’s financial forecasts prepared by its management and provided to the Board, CF&CO and Parent:

	2012E	2013E	2014E	2015E	2016E
	($ in millions)
Revenues	$78.7	$92.9	$111.3	$133.6	$158.3
Adjusted EBITDA(1)(3)	5.6	7.1	9.6	12.2	15.4
EBIT(2)(3)	4.4	5.9	8.3	10.7	13.7
Diluted Earnings Per Share	0.18	0.24	0.34	0.44	0.56
Unlevered Free Cash Flow(4)	1.6	3.8	5.3	6.8	8.8

(1)	Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA, as used above, represents net income (loss) from continuing operations before interest, taxes, depreciation and amortization, adjusted for stock-based compensation, gains or losses on fair value of derivative financial instruments, and certain non-recurring income or expenses.
(2)	EBIT is a non-GAAP financial measure. EBIT, as used above, represents net income (loss) from continuing operations before interest, taxes and gains or losses on fair value of derivative financial instruments.
(3)	Adjusted EBITDA and EBIT are key indicators used by the Company’s management to evaluate operating performance. While adjusted EBITDA and EBIT are not intended to replace any presentation included in the Company’s consolidated financial statements under GAAP and should not be considered alternatives to operating performance or alternatives to cash flow as a measure of liquidity, the Company believes these measures are useful in assessing its capital expenditures and working capital requirements. These calculations may differ in method of calculation from similarly titled measures used by other companies. These adjusted financial measures should be read in conjunction with the Company’s financial statements filed with the SEC.

(4)	Unlevered Free Cash Flow is a non-GAAP financial measure calculated using information provided by or discussed with the Company’s management and represents tax-adjusted EBIT, plus depreciation and amortization, less estimated increases (or plus estimated decreases, as the case may be) in net working capital, less capital expenditures. Unlevered Free Cash Flow estimates for fiscal year 2012 are only for the last two quarters of fiscal year 2012. Unlevered Free Cash Flow was used by CF&CO in preparing its discounted cash analysis and is not intended to replace any presentation included in the Company’s consolidated financial statements under GAAP and should not be considered an alternative to operating performance or an alternative to cash flow as a measure of liquidity. This calculation may differ in method of calculation from similarly titled measures used by other companies. This adjusted financial measure should be read in conjunction with the Company’s financial statements filed with the SEC.

Intent to Tender

As discussed in Item 3 above, each executive officer and director of the Company entered into a Tender and Voting Agreement with Parent concurrent with the execution and delivery of the Merger Agreement, pursuant to which they have agreed to tender their Shares in the Offer, subject to the terms of such Tender and Voting Agreement. Shares held by such executive officers and directors that are eligible to be tendered into the Offer represent, in the aggregate, approximately 12.1% of the Shares outstanding on July 25, 2012.

To the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer (other than shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity) and, if necessary, to vote such shares in favor of the Merger.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

Information pertaining to the retention of CF&CO in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf in connection with the Offer or the transactions contemplated thereby.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than as set forth below, no transactions in the Shares during the past 60 days have been effected by the Company or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
John Pappajohn	7/16/12	1,000,000	$0	Gift of Shares to University of Iowa Foundation

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 (including the Exhibits to this Schedule 14D-9), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 (including the Exhibits to this Schedule 14D-9), there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

Regulatory Approvals

The Company is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent. Should any such approval or other action be required, the Company currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Company does not currently believe that Purchaser intends to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company has opted out of Section 203 of the DGCL with the effect that the provisions of such Section are inapplicable to the Merger Agreement, the Merger and the other transactions contemplated thereby.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, the Company will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Company may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer.

Appraisal Rights

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under Delaware law to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the court in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares (as defined below) will not be taken into account in any determination of the fair value of any Shares held by a holder who has properly exercised and perfected his or her demand for appraisal rights with respect to such Shares pursuant to Section 262 of the DGCL

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under Delaware law, each Share held by such stockholder will be converted into the right to receive the Offer Price, without interest and less any withholding taxes. A stockholder may withdraw his, her or its demand for appraisal by delivering to the Company a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time (or thereafter with the consent of the Surviving Corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

Stockholders cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to stockholder’s alternatives if the Merger is consummated. If stockholders are entitled to appraisal rights in connection with the Merger, such stockholders will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before such stockholders have to take any action relating thereto.

If stockholders sell Shares in the Offer, such stockholders will not be entitled to exercise appraisal rights with respect to such stockholder’s Shares but, rather, will receive the Offer Price therefor.

Short-Form Merger

Under Section 253 of the DGCL, if Purchaser shall acquire, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the issued outstanding Shares, the parties will effect the Merger as a short-form merger without the need for approval by the Company’s stockholders.

Information Statement

Unless the Merger can be consummated in accordance with Section 253 of the DGCL, Parent may notify the Company whether Parent intends to adopt the Merger Agreement by executing an action by written consent, signed by Parent and/or its subsidiaries that own issued and outstanding Shares, as the holders of a majority of the issued and outstanding Shares pursuant to Section 228 of the DGCL (the “Parent Stockholders Consent”). Upon receipt of such notice, the Company shall, in accordance with and subject to the requirements of applicable law, as promptly as practicable after the execution and delivery of the Parent Stockholders Consent, file an information statement relating to such Parent Stockholders Consent to be sent to the Company’s stockholders, and any schedules required to be filed with the SEC in connection therewith. In such event, Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company, and may approve the Merger by the Parent Stockholders Consent in lieu of the Company holding a special meeting of stockholders.

Top-Up Option

Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser at the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of Shares authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option. If necessary for Purchaser to own at least 90% of the Shares issued and outstanding after acceptance for payment of Shares validly tendered in the Offer, Purchaser will be deemed to have exercised the Top-Up Option on the date of the closing of the Offer. The Top-Up Option is exercisable only once, in whole but not in part.

Assuming no Options are exercised, the Top-Up Option will enable Purchaser to acquire 90% of the Shares outstanding only if at least 88% of the Shares outstanding are tendered in the Offer. Parent has represented in the Offer to Purchase that if it acquires less than 90% but more than 88% of the Shares in the Offer, it will exercise the Top-Up Option, and thereafter effect the Merger without any further action by the stockholders of the Company.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executed officers that is based on or otherwise relates to the Offer and the Merger.

Drs. Turner and Goldberg and Mr. Fry are the Company’s current named executive officers. The Company has entered into employment agreements with each of the named executive officers, as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Existing Employment Agreements,” which are incorporated herein by reference.

The table below contains a summary of the value of certain material payments and benefits payable to the Company’s named executive officers upon a termination of employment and/or a change of control. The amounts reported below are estimates and assume that the commencement of the Offer constitutes a change in control, the acceptance for payment of Shares validly tendered and the Effective Time occur on September 14, 2012, the named executive officer will have a termination of employment following a change of control (unless otherwise specifically indicated herein) and the named executive officer timely executes, and does not revoke, a release. The stock price used in the estimates below is equal to the Offer Price of $3.95 per share. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with the terms of the related agreement, plan or arrangement and may materially differ from these estimates.

Golden Parachute Compensation Table
Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)(5)	Total ($)
Richard W. Turner	655,246	2,232,500	—	5,217	1,836	95,359	2,990,158
Stephen B. Goldberg	208,376	177,750	—	—	—	24,933	411,060
Thomas W. Fry	317,213	308,620	—	—	5,481	18,462	649,775

(1)	Represents, in the case of Dr. Turner, a lump sum “single trigger” payment upon a change of control without the requirement of a termination of employment and, in the case of Mr. Fry, a lump sum “double trigger” payment upon a termination of employment for any reason following a change of control, in each case equal to the sum of (i) the executive’s twelve month’s base compensation and (ii) an amount equal to the executive’s prior year bonus, payable immediately upon the consummation of the Offer. Also represents, in the case of Dr. Turner and Mr. Fry, a prorated amount of the executive’s annual bonus, payable at the time that other employees are paid their bonus amounts. In the case of Dr. Goldberg, represents, irrespective of the occurrence of a change of control, (i) six month’s salary continuation if he is terminated for any reason other than for cause and (ii) a prorated amount of his annual bonus if he is terminated without cause or terminates for good reason payable at the time that other employees are paid their bonus amounts. Each named executive officer is subject to non-competition and non-solicitation restrictions for one year, with respect to Dr. Turner, two years, with respect to Mr. Fry, and three years, with respect to Dr. Goldberg, after termination of employment for any reason.
(2)	Represents cash to be received in connection with the Offer and the Merger due to accelerated vesting or cancellation, as applicable, of Options upon the Effective Time. These amounts will be payable to the named executive officers pursuant to the Merger Agreement regardless of whether the named executive officers are terminated. For further quantification of the amounts set forth in the column, see the table appearing in “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Effect of the Merger on Options,” which is incorporated herein by reference.
(3)	Represents, in the case of Dr. Turner, the estimated value of payments for continuation of his medical/dental, disability and life benefits for six months after his employment termination date, until he becomes employed and is eligible for comparable benefits at his new place of employment, under the Turner Agreement following either a change of control or a termination of employment for any reason.
(4)	Represents, in the case of Dr. Turner and Mr. Fry, an amount equal to the taxes payable by the executive with respect to the Company’s reimbursement of executive’s expenses for obtaining and/or maintaining a rental apartment and, in the case of Mr. Fry, certain commuting expenses, payable at least 30 days prior to the due date for payment of such taxes.
(5)	Represents an amount equal to the executive’s accrued paid time off and, in the case of Dr. Turner, the estimated value of a car transferred by the Company to Dr. Turner.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that are based on the Company’s current expectations, assumptions, beliefs, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should” and similar expressions. Factors that may affect those forward-looking statements include, among other things: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; unexpected costs or expenses resulting from the proposed transaction; litigation or adverse judgments relating to the proposed transaction; other risks relating to the consummation of the proposed transaction; any changes in general economic and/or industry-specific conditions; and other factors described in the Company’s filings with the SEC, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Reliance on any forward-looking statement involves risks and uncertainties, and although the Company believes that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect and could be materially incorrect. In light of these and other uncertainties, you should not conclude that the Company will achieve any plans and objectives referred to in any of the forward-looking statements. The forward-looking statements made in this Schedule 14D-9 are made as of the date hereof, and the Company does not assume any obligation to update these forward-looking statements to reflect future events or circumstances, except as required by law.

ITEM 9.  EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated as of July 30, 2012 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Correct Care Solutions, LLC and Hanover Merger Sub, Inc., filed with the SEC on July 30, 2012).
(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Correct Care Solutions, LLC and Hanover Merger Sub, Inc., filed with the SEC on July 30, 2012).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Correct Care Solutions, LLC and Hanover Merger Sub, Inc., filed with the SEC on July 30, 2012).
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Correct Care Solutions, LLC and Hanover Merger Sub, Inc., filed with the SEC on July 30, 2012).
(a)(1)(F)	Summary Advertisement published in The New York Times on July 30, 2012 (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Correct Care Solutions, LLC and Hanover Merger Sub, Inc., filed with the SEC on July 30, 2012).
(a)(1)(G)	Joint Press Release issued by Conmed Healthcare Management, Inc., Hanover Merger Sub, Inc. and Correct Care Solutions, LLC on July 16, 2012 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2012).
(a)(5)	Opinion of Cantor Fitzgerald & Co., dated as of July 14, 2012 (attached as Annex I to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of July 16, 2012, by and among Conmed Healthcare Management, Inc., Correct Care Solutions, LLC and Hanover Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2012).
(e)(2)	Form of Tender and Voting Agreement and schedule of signatories thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2012).
(e)(3)	Confidentiality Agreement, dated as of January 24, 2012, by and between Conmed Healthcare Management, Inc. and Correct Care Solutions, LLC (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Correct Care Solutions, LLC and Hanover Merger Sub, Inc., filed with the SEC on July 30, 2012).
(e)(4)	2007 Stock Option Plan of Conmed Healthcare Management, Inc. (incorporated herein by reference to Exhibit D to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 27, 2007).
(e)(5)	Amendment No. 1 to the 2007 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2009).
(e)(6)	Amendment No. 2 to the 2007 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Form S-8 filed with the SEC on June 4, 2010).
(e)(7)	Amendment No. 3 to the 2007 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2011).
(e)(8)	Amendment No. 4 to the 2007 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2012).
(e)(9)	Employment Agreement, dated January 11, 2012, by and between Richard W. Turner and Conmed Healthcare Management, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 13, 2012).

Exhibit Number	Description
(e)(10)	Employment Letter Agreement, dated January 11, 2012, by and between Thomas W. Fry and Conmed Healthcare Management, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 13, 2012).
(e)(11)	Employment Agreement, dated November 4, 2008, by and among Stephen B. Goldberg, Conmed, Inc. and Conmed Healthcare Management, Inc.
(e)(12)	Employment Agreement, dated as of July 16, 2012, by and between Richard W. Turner and Conmed Healthcare Management, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July18, 2012).
(e)(13)	Employment Agreement, dated as of July 16, 2012, by and between Stephen B. Goldberg and Conmed Healthcare Management, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2012).
(e)(14)	Employment Agreement, dated as of July 16, 2012, by and between Larry Doll and Conmed Healthcare Management, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 30, 2012.

CONMED HEALTHCARE MANAGEMENT, INC.

By:	/s/ Richard W. Turner Name: Richard W. Turner Title: Chairman and Chief Executive Officer

Annex I

Cantor Fitzgerald & CO. 110 East 59th Street New York, New York 10022 Tel 212.0000.2000 www.cantorfitzgerald.com

July 14, 2012

The Board of Directors
Conmed Healthcare Management, Inc.
7250 Parkway Drive, Suite 400
Hanover, MD 21076

Ladies and Gentlemen:

We understand that Conmed Healthcare Management, Inc. (“Conmed”) intends to enter into an Agreement and Plan of Merger to be dated as of July 16, 2012 (the “Merger Agreement”), among Conmed, Correct Care Solutions, LLC (“Parent”) and a wholly-owned subsidiary of Parent (“Merger Subsidiary”) pursuant to which, among other things, (i) Parent proposes to cause Merger Subsidiary to commence a tender offer (the “Offer”) to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Conmed at a price per share of $3.95, without interest (the “Purchase Price”), and (ii) following the acceptance for payment of shares of Common Stock pursuant to the Offer satisfying the Minimum Tender Condition, Merger Subsidiary will be merged with and into Conmed, with Conmed continuing as the Surviving Corporation (the “Merger”), whereby each issued and outstanding share of Common Stock not tendered in the Offer will be converted into the right to receive the Purchase Price, payable to the holder in cash (the “Merger” and, together with the Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. Capitalized terms not defined herein shall have the meanings assigned to them in the Merger Agreement.

We also understand that certain stockholders of the Company have entered into Tender and Voting Agreements with Parent (collectively with the Merger Agreement, the “Transaction Documentation”) providing that such stockholders of the Company have, among other things, agreed to (a) tender the shares of Company Stock beneficially owned by them in the Offer and (b) support the Transaction. You have provided us with a copy of the Transaction Documentation in substantially final form.

You have asked us to render an opinion (this “Opinion”) to you as to whether, as of the date hereof, the Purchase Price to be received by the holders of Common Stock pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders.

In the course of performing our reviews and analyses for rendering this Opinion, we have:

•	reviewed a draft of the Transaction Documentation, dated July 13, 2012, and certain related documents;
•	reviewed Conmed’s Annual Reports on Form 10-K for the years ended December 31, 2009, 2010 and 2011, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011, September 30, 2011, and March 31, 2012 and its Current Reports on Form 8-K filed since December 31, 2011;
•	reviewed certain operating and financial information relating to Conmed’s business and prospects, including projections for Conmed for the five years ending December 31, 2016, all as prepared and provided to us by Conmed’s management;
•	met with certain members of Conmed’s senior management and the Board of Directors to discuss Conmed’s historical and current business and operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the Common Stock of Conmed;
•	reviewed certain publicly available financial data, stock market performance data and trading multiples of other publicly-traded companies which we deemed generally comparable to Conmed;
•	reviewed the terms of certain relevant transactions which we deemed generally comparable to the Transaction;
•	performed discounted cash flow analyses based on the projections for Conmed furnished to us by Conmed;
•	contacted selected parties regarding their interest in pursuing a transaction with Conmed;
•	reviewed and discussed with the management and the Board of Directors of Conmed certain alternatives to the Transaction;
•	participated in discussions and negotiations among representatives of Conmed and Parent and their respective legal and other advisors with respect to the Transaction; and
•	conducted such other studies, analyses, inquiries and investigations and considered such other factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Conmed or obtained by us from public sources, including, without limitation, the projections referred to above, and Cantor Fitzgerald & Co. (“CF&CO”) does not assume responsibility for the accuracy or completeness of any such information. We also assumed that there has been no material change in the assets, financial condition, business or prospects of Conmed since the date of the most recent financial statements provided to us. With respect to the projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Conmed as to the expected future performance of Conmed. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections, we express no view or opinion as to such projections and the assumptions upon which they are based, and we have further relied upon the assurances of the senior management of Conmed that they are unaware of any facts that would make the information and projections incomplete or misleading. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any waivers of any material rights thereunder by any party and any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Conmed or on the expected benefits of the Transaction in any way material to our analysis. We have assumed that (i) the executed Transaction Documentation does not differ in any material respect from those reviewed by CF&CO, (ii) that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Conmed, and (iii) that the representations and warranties contained in the Merger Agreement made by the parties thereto are true and correct in all respects material to our analysis.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Conmed, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Conmed, and we have considered the results of such solicitation in rendering this Opinion. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Conmed and its advisors with respect to such issues. This Opinion does not address any legal, tax, regulatory or accounting matters.

We do not express any opinion herein as to the price or range of prices at which the shares of Common Stock may trade subsequent to the announcement of the Transaction.

We have acted as the exclusive financial advisor to Conmed in connection with the Transaction and will receive a fee for such services pursuant to an engagement letter with Conmed (the “Engagement Letter”), a

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substantial portion of which is contingent on successful consummation of the Transaction. A portion of our compensation is non-contingent and payable upon delivery of this letter; however, it may be credited against the contingent portion of the fee payable upon consummation of the Transaction. We are also entitled to additional compensation if the Transaction is not consummated but Conmed receives a “break-up” fee or similar payment. In addition to any fees, Conmed has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. In accordance with the terms of the Engagement Letter, Conmed has also given CF&CO the exclusive right to provide certain investment banking and other services to Conmed during the term of the Engagement Letter, on customary terms and conditions; other than this engagement, during the two years preceding the date of this Opinion, CF&CO has not had any material relationship with any party to the Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Consistent with applicable legal and regulatory requirements, CF&CO has adopted certain policies and procedures to establish and maintain the independence of CF&CO’s research departments and personnel. As a result, CF&CO’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Conmed and the Transaction and other participants in the Transaction that differ from the views of CF&CO’s investment banking personnel.

In the ordinary course of business, CF&CO and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by Conmed, Parent and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold, directly or indirectly, long or short positions in such securities, bank debt, financial instruments and derivatives. In addition, CF&CO and/or certain of its personnel and affiliates may have passive minority investments in certain investment funds managed directly or indirectly by Conmed, Parent and/or their respective affiliates, and in portfolio companies of such funds.

It is understood that this letter is intended solely for the benefit and use of the Board of Directors of Conmed in connection with its consideration of the Transaction. Neither this Opinion nor any summary of this Opinion may be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, nor is any public reference to this Opinion or disclosure to any third party permitted to be made, without our prior written consent (such consent not to be unreasonably withheld); provided, however, that this Opinion may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any joint proxy statement/prospectus to be distributed to the holders of Common Stock in connection with the Transaction. This Opinion does not constitute a recommendation to the Board of Directors of Conmed in connection with the Transaction, nor does this Opinion constitute a recommendation to any holders of Common Stock as to whether to tender any such shares pursuant to the Offer and/or how to vote in connection with the Transaction. This Opinion does not address Conmed’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Conmed, the financing of the Transaction or the effects of any other transaction in which Conmed might engage. In addition, this Opinion does not constitute a solvency opinion or a fair value opinion, and we have not evaluated the solvency or fair value of Conmed under any federal or state laws relating to bankruptcy, insolvency or similar matters. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Conmed’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Purchase Price.

This Opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of CF&CO. This Opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising this Opinion based on circumstances or events occurring after the date hereof.

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This Opinion should not be construed as creating any fiduciary duty on the part of CF&CO to, or any agency relationship between CF&CO and, any other party.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be received by the holders of Common Stock pursuant to the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders.

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ Steven L. Kantor Steven L. Kantor Executive Managing Director Global Head of Investment Banking

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